Exhibit 12.1

Aemetis Inc.,
Computation of Ratio of Earnings to Fixed charges
(in thousands, except ratios)

(in thousands, except ratios)	Six months ended June 30	Year ended December 31,
	2014	2013	2012	2011	2010	2009

Earnings(losses) from continuing operations before taxes	$10,415	$(24,431)	$(5,364)	$(18,392)	$(8,561)	$(11,335)
Additions:
Fixed charges	10,099	24,366	17,798	14,183	4,253	2,720
Amortization of Capitalized interest	24	48	222	31	-	-
Subtractions:
Non-controlling interest in Pre-tax income (loss)	-	-	-	-	(139)	(362)
Interest Capitalized	-	-	-	185	54	-

Total Earnings for Ratio	$20,538	$(17)	$12,656	$(4,363)	$(4,223)	$(8,253)

Fixed Charges

Interest Expense	5,450	$11,807	$10,111	$13,561	$4,033	$2,675
Amortization of debt issuance costs	4,620	12,468	7,547	-	-	-
Interest Capitalized				185	54
Estimate of interest within rent expense	29	91	140	437	166	45

Total Fixed Charges	$10,099	$24,366	$17,798	$14,183	$4,253	$2,720

Ratio of earnings to fixed charges	2.03	-	-	-	-	-

Deficiency of earnings to fixed charges	$-	$(24,383)	$(5,142)	$(18,546)	$(8,476)	$(10,973)